Exhibit 21.1

Subsidiaries of Tempus Labs, Inc.

Name of Subsidiary	Jurisdiction of Organization
Tempus Compass, LLC (f/k/a Highline Consulting, LLC)	United States (California)
Tempus Labs Singapore PTE. LTD	Singapore
Tempus Labs Spain, SL	Spain
Arterys Inc.	United Stated (Delaware)
Arterys Inc. (Canada)	Canada
Arterys SAS (France)	France
Mpirik, Inc.	United Stated (Delaware)
SEngine Precision Medicine, LLC	United Stated (Delaware)